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Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
March 5, 2020

Manulife Financial Corporation announces results of Conversion Privilege of Non-cumulative Rate Reset Class 1 Shares Series 19
TORONTO – Manulife Financial Corporation (“Manulife”) today announced that after having taken into account all election notices received by the March 4, 2020 deadline for conversion of its currently outstanding 10,000,000 Non-cumulative Rate Reset Class 1 Shares Series 19 (the “Series 19 Preferred Shares”) (TSX: MFC.PR.N) into Non-cumulative Floating Rate Class 1 Shares Series 20 of Manulife (the “Series 20 Preferred Shares"), the holders of Series 19 Preferred Shares are not entitled to convert their Series 19 Preferred Shares into Series 20 Preferred Shares. There were 110,669 Series 19 Preferred Shares elected for conversion, which is less than the minimum one million shares required to give effect to conversions into Series 20 Preferred Shares.
As announced by Manulife on February 19, 2020, after March 19, 2020, holders of Series 19 Preferred Shares will be entitled to receive fixed rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Manulife and subject to the provisions of the Insurance Companies Act (Canada). The dividend rate for the five-year period commencing on March 20, 2020, and ending on March 19, 2025, will be 3.675% per annum or $0.229688 per share per quarter, being equal to the sum of the five-year Government of Canada bond yield as at February 19, 2020, plus 2.30%, as determined in accordance with the terms of the Series 19 Preferred Shares.
Subject to certain conditions described in the prospectus supplement dated November 26, 2014 relating to the issuance of the Series 19 Preferred Shares, Manulife may redeem the Series 19 Preferred Shares, in whole or in part, on March 19, 2025 and on December 19 every five years thereafter.
The Series 19 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of December 31, 2019, we had $1.2 trillion (US$0.9 trillion) in assets under management and administration, and in the previous 12 months we made $29.7 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Odette Coleman Manulife 416-819-6938 Odette_coleman@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com